

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

<u>Via E-mail</u>
James S. Byrd, Jr.
Chief Executive Officer
Marketkast, Incorporated
2295 S. Hiawassee Rd., Suite 414
Orlando, FL 32835

> **Re: Marketkast, Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 7, 2012**
> **File No. 333-182856**

Dear Mr. Byrd:

     We have reviewed your responses to the comments in our letter dated August 21, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

2. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

<u>Prospectus Cover Page</u>

3. We note your response to our prior comment 4, but find it unresponsive. When the purchasers in the June 2012 private placement purchased restrictive, illiquid shares for $1.00 a share, they agreed that they were worth $1.00 a share with the restrictions of a non-public security. You are now registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price. Also, please provide us with a copy of the offering memorandum and related agreements about the June 2012 private offering.

Prospectus Summary, page 1

Business Overview, page 1

4. We note your response to our prior comment 9 and reissue in part. Please disclose in one of the opening paragraphs that you are a development stage company.

5. We note your response to our prior comment 10 and reissue. Please revise to briefly provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

6. We note your response to our prior comment 11 and reissue in part. We note your disclosure in the fifth paragraph that you anticipate a monthly post-offering burn rate of between $10,000 and $20,000 per month and at this burn rate that you may potentially run out of funds between August and December of 2013. We also note your disclosure in the fourth risk factor on page 7 that you anticipate needing additional capital of $200,000 to $400,000 in the next 12 to 18 months. Please revise to clarify whether your anticipated monthly post-offering burn rate factors in your plan of operations. Please also revise to clearly state that you must raise additional capital in order to continue operations and to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 to 18 months.

7. We note your disclosure in the fifth paragraph that you anticipate a monthly post-offering burn rate of between $10,000 and $20,000 per month. We also note your disclosure in the third risk factor on page 9 that you anticipate between $100,000 and $150,000 per year in public company reporting costs. Please advise whether your anticipated monthly post-offering burn rate factors in your anticipated public company reporting costs.

8. Please briefly explain how the "pay per click" program you refer to on page 1 works.

Implications of Being an Emerging Growth Company, page 1

9. We note that you have elected to use the extended transition period provided under Section 107 of the JOBS Act. Please expand the related discussion in the second paragraph on page 2 to also refer the reader to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" for a further discussion of this exemption.

Risk Factors, page 3

We depend on third-party website publishers, page 6

10. Please explain how your revenue is attributable to visitors originating from arrangements with third-party websites. For instance, is this how you attract clients to purchase your production and marketing services or is this how you conduct your marketing services for clients? Please clarify.

Determination of Offering Price, page 13

11. We note your disclosure here that the common stock was sold to your security holders pursuant to an exemption under Section 4(2) of the Securities Act and Regulation S promulgated under the Securities Act. Please reconcile this disclosure with the disclosure under Item 15. Recent Sales of Unregistered Securities on page 31 that says these shares were offered and sold in reliance upon Section 4(2) and Rule 504 of Regulation D promulgated under the Securities Act.

Management's Discussion and Analysis of Financial Condition, page 15

Plan of Operations, page 15

12. Please explain what your video development entails in regards to the video development you have done so far for clients. How do you assist business owners in developing videos and marketing? As of now, what can you offer to clients in terms of video production, syndication and marketing services? Please explain generally what services to clients are offered in your $99 basic business video offering. Details to explain include who provides, produces and films the content and whether or not this $99 fee also includes you providing marketing services to the client. Similarly revise under "Our Business" on page 18.

13. We note your response to our prior comment 26 and reissue. Please revise to include a more detailed plan of operations for the next 12 months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue. In this regard, we note that your Our Business section on page 18 contemplates a number of planned activities which are not discussed in this section. Please revise.

14. We note your response to our prior comment 28 and reissue. Please refer to the first paragraph on page 16. We note that you anticipate between $150,000 and $200,000 of expenses over the next 12 months. We also note that this range of expenses does not appear to tie to your anticipated monthly post-offering burn rate of $10,000 to $20,000 per month. Additionally, we note that this range of expenses does not appear to factor in your anticipated public company reporting costs of $100,000 to $150,000 per year. Please reconcile and tie these expenses to your plan of operations. In this regard, please revise to include enough detail so that investors can clearly understand the various expenses included in this range of expenses. Please also revise the Liquidity and Capital Resources section on page 16 accordingly.

15. We note your response to our prior comment 29 and reissue. We note your disclosure in the third paragraph on page 16 that in order to fully implement your business plan, you anticipate needing additional capital of $200,000 to $400,000 in the next 12 to 18 months. Please revise to tie these additional capital requirements to your plan of operations. In this regard, please revise to identify the planned activities to include the associated timing and costs of each and to discuss the impact on the company if such funding cannot be obtained.

Critical Accounting Policies, page 17

16. Please expand your disclosures to address the fact that Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an "emerging growth company" can delay the adoption of such accounting standards until these standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an "emerging growth company" or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a)(2)(B). You have elected to take advantage of this extended transition period and, as a result, your financial statements may not be comparable to the financial statements of other public companies. Accordingly, until the date you are no longer an "emerging growth company" or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

Our Business, page 18

Overview, page 18

17. Please refer to the second paragraph and the second numbered paragraph thereunder. We note that your agreement with Veritas Consulting Group provides for a revenue sharing arrangement "ranging from X to X." Please revise to discuss the revenue sharing arrangement in greater detail to include clarifying the revenue split between the parties or advise.

18. We note your response to our prior comment 34 and reissue. We note that your products and services appear to include video production services and marketing services including video engine optimization, creation of branded channels, syndication of video content and conventional web marketing such as pay per click and cost per acquisition. Please revise this section to discuss each product and service in greater detail. In this regard, we note that you have not discussed your NewKast video press release product and that the third paragraph discusses each marketing service at high level. Please revise to include enough detail so that investors can clearly understand the nature and scope of your products and services. Additionally, for each product or service, please revise to clarify whether the product or service will be fulfilled directly or through a third-party service provider such as Veritas Consulting Group or Franshella Productions.

Marketing, page 20

19. When discussing marketing here, and throughout, please clarify whether you are discussing marketing your own products or you are discussing plans for the marketing services you intend to provide to clients. Please also provide a clear discussion of the marketing services you intend to provide to clients, along with the material steps and financing necessary to implement those plans.

Search Engine Marketing, page 20

20. We note your response to our prior comment 41 and reissue. Please revise to define the term "landing pages."

Pay Per Click and Cost Per Acquisition Marketing Solution, page 20

21. We note your response to our prior comment 42 and reissue in part. Please revise to discuss in greater detail how keywords are purchased, the associated costs and briefly describe how they drive customer traffic to you.

Outsourced Sales, page 20

22. Please also address here whether Veritas Consulting Group can also terminate the contract at any time.

Sales and Marketing, page 21

23. We note your disclosure in this section that you intend to hire 3-5 sales persons in 2012 at an anticipated cost of $15,000 to $50,000 per person. Please reconcile this disclosure with your disclosure in the Overview section on page 18 which states that you intend to hire 1-2 sales persons at an anticipated cost of $1,500 to $3,000 per month. Please also revise your Plan of Operations section on page 15 accordingly.

Competition, page 21

24. Please substantiate to us that your management team has a "proven record of success" and of the success of your president at entrepreneurship or revise to remove that marketing language.

Report of Independent Registered Public Accounting Firm

25. Refer to the explanatory paragraph. Please revise the second sentence as we note, although the Company has incurred losses, it however, has positive working capital and stockholders' equity at June 30, 2012, rather than deficiencies. We assume that you are referring to the deficit accumulated during the development stage. Please revise the sentence as appropriate or advise.

26. Further, we note you have pluralized the word 'audit' in the opening and scope paragraphs pertaining to the one financial period under audit, the period of inception, December 28, 2011 to June 30, 2012. Please revise accordingly.

Financial Statements, page F-1

Note 1. Nature of Operations, page F-5

27. The second sentence of the first paragraph appears to be incomplete. Please revise as appropriate.

Note 2. Summary of Accounting Policies, page F-5

28. Refer to your response to our prior comment 55. We note that you have reclassified $2,500 from deferred offering costs to prepaid expenses. To facilitate our understanding of this change, please tell us more about the services you have purchased. That is, supplementally identify the counterparty, explain exactly what services are to be provided and tell us when they will be provided. Explain whether these services will relate, in any way, to this (or any other) offering. We may have further comments upon review of your response.

Revenue Recognition, page F-5

29. Please expand your policy to discuss the revenue sharing contract you have with Veritas Consulting Group, and how revenues are recognized under this agreement.

Part II, page 30

Item 16. Exhibits, page 31

30. We note that you have entered into contracts with Veritas Consulting Group and Franshella Productions. Please file copies as exhibits to your registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gregg E. Jaclin, Esq.